Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

Dollars in Thousands

						Nine Months Ended
						September 30,
	2002	2003	2004	2005	2006	2006	2007
Earnings:
Income from continuing operations	$71,902	$30,154	82,962	99,958	110,240	74,441	108,659
Equity income (greater than) less than distributions	—	—	—	(1,539)	596	(138)	(549)
Less: capitalized interest	(2,083)	(464)	(844)	(2,325)	(1,845)	(1,271)	(1,159)
Total earnings	69,819	29,690	82,118	96,094	108,991	73,032	106,951

Fixed Charges:
Interest expense	20,527	22,758	27,614	43,357	52,113	38,679	38,651
Capitalized interest	2,083	464	844	2,325	1,845	1,271	1,159
Portion of rentals representing an interest factor	2,428	2,608	2,826	2,913	3,432	2,550	2,978
Total fixed charges	25,038	25,830	31,284	48,595	57,390	42,500	42,788

Earnings available for fixed charges	94,857	55,520	113,402	144,689	166,381	115,532	149,739

Ratio of earnings to fixed charges	3.79	2.15	3.62	2.98	2.90	2.72	3.50